Exhibit 99.1

Navios Maritime Acquisition Corporation

Announces

Placement of 35,246,791 Shares of Common Stock at $2.85 per share

PIRAEUS, GREECE February 21, 2013 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA) announced today multiple offerings, including registered direct offerings, of a total of 35,246,791 shares of its common stock, at a price of $2.85 per share, representing gross proceeds of approximately $100.5 million.

The offerings were conducted as follows:

•	The first registered direct offering of 7,719,300 shares of common stock closed today, raising approximately $22.0 million of gross proceeds.

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The second registered direct offering of 9,825,000 shares of common stock priced today and will raise approximately $28.0 million of gross proceeds. The closing of the second registered direct offering is expected to occur on February 26, 2013.

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In addition, Navios Maritime Holdings Inc. (“Navios Holdings”) and certain members of Navios Acquisition’s management have agreed to purchase from Navios Acquisition an aggregate of 17,702,491 shares of common stock in a private placement and will raise approximately $50.5 million of gross proceeds. The closing is expected to occur on February 26, 2013.

Navios Acquisition expects to use the net proceeds of the offerings for working capital and other general corporate purposes, including the repayment of outstanding indebtedness.

Upon the closing of the offerings contemplated herein, Navios Acquisition will have raised approximately $100.5 million in gross proceeds, and Navios Holdings will own approximately 47.4% of Navios Acquisition.

RS Platou Markets, Inc. is the sole lead manager in the registered direct offerings. RS Platou Markets AS and S. Goldman Capital LLC are acting as placement agents in the registered direct offerings. DVB Capital Markets LLC and Global Hunter Securities, LLC are acting as co-managers in the registered direct offerings.

The Company’s common shares trade on the New York Stock Exchange under the symbol “NNA.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and will be available on the SEC’s website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained from RS Platou Markets, Inc., 410 Park Avenue, 7th Floor, Suite 710, New York, NY 10022, Attention: Raquel Lucas (or by e-mail at office@platou.com).

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER OR ANY PLACEMENT AGENT FOR THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM BY RS PLATOU MARKETS, INC. BY CALLING 1-212-317-7080.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

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